





11019323

UNITED STATES
SECURITIES AND EXCHANGE COMMI..
Washington, D.C. 20549

VAL
3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67902

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2010 _____ AND ENDING December 31, 2010
_____MM/DD/YY_____MM/DD/YY_____

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Paramax Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

333 International Drive, Suite A
_____(No. and Street)_____

Williamsville	New York	14221
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Russell D'Alba   (716) 626-1200
_____(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Michael F. Cronin, CPA
_____(Name – if individual, state last, first, middle name)_____

c/o 687 Lee Road, Suite 210	Rochester	NY	14606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Russell D'Alba _____, swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
Paramax Securities, LLC _____ , as

of December 31 _____, 20 10 ____, are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____
Designated Principal
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

REPORT OF INDEPENDENT PUBLIC ACCOUNTING FIRM

Michael F. Cronin
Certified Public Accountant

Paramax Corporation – single member
Paramax Securities, LLC
Williamsville, New York

I have audited the accompanying balance sheet of Paramax Securities, LLC as of December 31, 2010 and the related statements of operations, member's equity and cash flows for the years ended December 31, 2010 and 2009. The financial statements are the responsibility of management. Our responsibility is to express an opinion on these financial statements based on our audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States. Those standards require that I plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor was I engaged to perform, an audit of its internal control over financial reporting. My audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, I express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provide a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Paramax Securities, LLC as of December 31, 2010 and 2009 and the results of its operations, its cash flows and changes in member's equity for then years then ended in conformity with accounting principles generally accepted in the United States.

February 23, 2011

/s/ Michael F. Cronin

Michael F. Cronin
Certified Public Accountant
NY, FL
Rochester, New York



SEC MAIL PROCESSING
RECEIVED
MAR 0 1 2011
WASH, D.C. 189 SECTION

Paramax Securities, LLC
Statement of Financial Condition

	December 31, 2010	December 31, 2009
Assets		
Current assets		
Cash	$73,745	$16,874
Receivable from clients	219,550	0
Prepaid expenses	0	2,790
Total current assets	293,295	19,664
Total Assets	$293,295	$19,664
Liabilities and Member's Equity		
Current liabilities:		
Securities sold under agreements to repurchase	$0	$0
Payable to broker-dealers and clearing organizations	0	0
Payable to customers	0	0
Securities sold not yet purchased at market value	0	0
Accounts payable-trade	0	0
Current portion of long term debt	0	0
Total current liabilities	0	0
Member's Equity:		
Contributed capital & retained surpluses	293,295	19,664
Total Liabilities & Member's Equity	$293,295	$19,664

See Summary of Significant Accounting Policies and Notes to Financial Statements.

Paramax Securities, LLC
Statement of Operations
Years Ended December 31,

	2010	2009
Revenues:		
Commissions	$621,472	$320,068
Interest and dividends	16	62
Total Revenues	621,488	320,130
Other		
Costs & Expenses:		
Communication and data processing	3,892	3,838
Occupancy	5,100	5,075
Professional fees	211,664	159,888
Taxes, licenses and registration fees	1,809	2,466
Other administrative expenses	1,392	2,583
Total Costs & Expenses	223,857	173,850
Income from continuing operations before income taxes	397,630	146,280
Income taxes	0	0
Net Income	$397,630	$146,280

See Summary of Significant Accounting Policies and Notes to Financial Statements.

Paramax Securities, LLC
Statement of Cash Flows
Year Ended December 31,

	2010	2009
Cash flows from operating activities:		
Net Income	$397,630	$146,279
Adjustments required to reconcile net loss to cash used in operating activities:		
Fair value of services provided by related parties	0	2,490
(Increase) decrease in receivables	(219,550)	0
(Increase) decrease in current assets	2,790	(2,790)
Cash used by operating activities:	180,870	145,979
	-	-
Cash flows from financing activities:		
Capital contributions	16,000	3,500
Distributions to member	(140,000)	(200,000)
Cash generated by financing activities	(124,000)	(196,500)
Change in cash	56,871	(50,521)
Cash-beginning of period	16,874	67,395
Cash-end of period	$73,745	$16,874

See Summary of Significant Accounting Policies and Notes to Financial Statements.

Paramax Securities, LLC
Statement of Member's Equity
For the Years Ended December 31,

	Class I		Total
	Shares	*Amount*	
Balance at December 31, 2008	100	$67,395	$67,395
Contributions		$5,990	5,990
Distributions		(200,000)	(200,000)
Net Income December 31, 2009		146,279	146,279
Balance at December 31, 2009	100	19,664	19,664
Contributions		16,000	16,000
Distributions		(140,000)	(140,000)
Net Income December 31, 2010		397,630	397,630
Balance at December 31, 2010	100	293,295	293,295

See Summary of Significant Accounting Policies and Notes to Financial Statements.

PARAMAX SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2010 and 2009

1. Description of business and summary of significant accounting policies

Description of business: Paramax Securities, LLC ("Paramax", "We" or the "Company"), a New York Limited Liability Corporation organized in 2007, is a financial services organization. Paramax conducts its securities brokerage business through their offices in Williamsville, New York.

We provide investment banking, merger, acquisition and advisory services to micro, small and mid-cap companies, are registered with the Securities and Exchange Commission ("SEC"), and are members of the Financial Industry Regulatory Authority ("FINRA") (formerly the National Association of Securities Dealers). We do not carry securities accounts for customers or perform custodial functions relating to customer securities.

Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents: The Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents. The fair value of the Company's cash and cash equivalents approximates carrying value, which, due to the relatively short maturities and variable interest rates of the instruments, approximates current market rates.

Concentrations of credit risk: Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of investments and accounts receivable. The Company places its cash and investments with quality financial institutions and, by policy, limits the amount of investment exposure to any one financial institution. The Company has not experienced any losses to date on its invested cash and investments.

We maintain cash deposits with major banks, which may from time to time exceed federally insured limits. We periodically assess the financial condition of the institutions and believe that the risk of any loss is minimal.

A concentration of credit risk may exist with respect to trade receivables. Accounts receivable are reported net of an allowance for doubtful accounts. We perform ongoing credit evaluations of customers and generally do not require collateral. We review accounts receivable on a regular basis to determine if any such amounts may be potentially uncollectible. We include any balances that are determined to be uncollectible, along with the general reserve, in the overall allowance for doubtful accounts. After all attempts to collect a receivable have failed, the receivable is written off against the allowance. Historically, we have not experienced significant losses related to receivables from individual customers or groups of customers in any particular industry or geographic area. In addition, we have a limited number of customers that exposes us to concentrations in the volume of business transacted. A summary of concentrations in sales and receivables for the year ended and at December 31, 2010 is as follows:

	Customer		
	A	**B**	**C**
Sales	51%	16%	0%
Receivables	90%	0%	10%

We do not have financial instruments with off-balance sheet risk.

Fair Value of Financial Instrument: FASB ASC 825, *"Financial Instruments,"* requires entities to disclose the fair value of financial instruments, both assets and liabilities recognized and not recognized on the balance sheet, for which it is practicable to estimate fair value. FASB ASC 825 defines fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties. At December 31, 2010 and 2009, the carrying value of certain financial instruments (accounts receivable, accounts payable) approximates fair value due to the short-term nature of the instruments or interest rates, which are comparable with current rates.

Fair Value Measurements: FASB ASC 820 defines fair value and establishes a framework for measuring fair value and establishes a fair value hierarchy which prioritizes the inputs to the inputs to the valuation techniques. Fair value is the price that would be received to sell an asset or amount paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

Fair Value Hierarchy

FASB ASC 820 specifies a hierarchy of valuation techniques based upon whether the inputs to those valuation techniques reflect assumptions other market participants would use based upon market data obtained from independent sources (observable inputs), or reflect the Company's own assumptions of market participant valuation (unobservable inputs). In accordance with FASB ASC 820, these two types of inputs have created the following fair value hierarchy:

- Level 1 – Quoted prices in active markets that are unadjusted and accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Quoted prices for identical assets and liabilities in markets that are not active, quoted prices for similar assets and liabilities in active markets or financial instruments for which significant inputs are observable, either directly or indirectly.
- Level 3 – Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

FASB ASC 820 requires the use of observable market data if such data is available without undue cost and effort.

Measurement of Fair Value

The Company measures fair value as an exit price using the procedures described below for all assets and liabilities measured at fair value. When available, the Company uses unadjusted quoted market prices to measure fair value and classifies such items within Level 1. If quoted market prices are not available, fair value is based upon internally developed models that use, where possible, current market-based or independently-sourced market parameters such as interest rates and currency rates. Items valued using internally generated models are classified according to the lowest level input or value driver that is significant to the valuation. Thus, an item may be classified in Level 3 even though there may be inputs that are readily observable. If quoted market prices are not available, the valuation model used generally depends on the specific asset or liability being valued. The determination of fair value considers various factors including interest rate yield curves and time value underlying the financial instruments.

Revenue recognition: Investment banking revenues are fees earned from providing ongoing financial advisory services. Such fees are billed monthly as the services are performed. Success fees are recognized at the time the underwriting is completed (usually on the settlement date) and the income is reasonably determinable.

Income Taxes: We have elected to be treated as a partnership for federal tax purposes. All income the Company generates will flow through to its member and be reported on its individual tax returns. Accordingly, the Company incurs no income taxes and has made no provision for income tax expense in the financial statements. Our federal and state income tax returns are open for fiscal years ending on or after December 31, 2007. We are not under examination by any jurisdiction for any tax year. At December 31, 2010 we had no material unrecognized tax benefits and no adjustments to liabilities or operations were required under FASB ASC 740-10.

Reclassifications: Certain reclassifications have been made to 2009 financial statements to conform to the 2010 financial statement presentation.

Relevant Recent Accounting Pronouncements

In January 2010, the FASB issued an amendment to ASC 820, Fair Value Measurements and Disclosure, to require reporting entities to separately disclose the amounts and business rationale for significant transfers in and out of Level 1 and Level 2 fair value measurements and separately present information regarding purchase, sale, issuance, and settlement of Level 3 fair value measures on a gross basis. This standard, for which the Company is currently assessing the impact, is effective for interim and annual reporting periods beginning after December 15, 2009 with the exception of disclosures regarding the purchase, sale, issuance, and settlement of Level 3 fair value measures which are effective for fiscal years beginning after December 15, 2010.

2. Commitments

Commitments:

Facilities: Paramax's operations are conducted at our corporate offices located in New York. We rent the facility under a one year "Office and Administrative Services Agreement" with our sole member. In addition to rent, the agreement also provides for ongoing administrative support services such as bookkeeping, clerical assistance and the use of office equipment. The agreement automatically renews at each anniversary date unless terminated by written notice. We paid $29,880 under this agreement in 2010 and 2009, respectively. In addition to payments made under the services agreement in 2010 we also paid $172,916 to our sole member for consulting and support services.

3. Net capital requirements

Paramax, as a registered broker-dealer, is subject to the SEC's Uniform Net Capital Rule 15c3-1 that requires the maintenance of minimum net capital. At December 31, 2010, the Company had net capital of approximately $73,745 which exceeded its requirement by approximately $67,745. No material differences exist between the computation of net capital and required net capital of Paramax reported on by the independent auditor and Paramax's original unaudited filing of part II or part IIA of the December 31, 2010 FOCUS report on form X-17A-5.

A computation for the determination of reserve requirements and information relating to possession or control of securities as specified by rule 15c3-3 and rule 17a-5(d)(3) were both omitted and are not required as the Company operates pursuant to the exemptive provisions of SEC Rule 15c3-3(k)(2)(i). The Company does not hold customer funds or securities.

REPORT OF INDEPENDENT PUBLIC ACCOUNTING FIRM
ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Michael F. Cronin
Certified Public Accountant

Paramax Corporation – single member
Paramax Securities, LLC
Williamsville, New York

I have audited the accompanying financial statements of Paramax Securities, LLC as of December 31, 2010 and have issued my report thereon dated February 25, 2011. My audit was conducted for the purposes of forming an opinion on the basic financial statements taken as a whole. The information contained in schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

A computation for the determination of reserve requirements and information relating to possession or control of securities as specified by rule 15c3-3 and rule 17a-5(d)(3) were both omitted and are not required as the Company operates pursuant to the exemptive provisions of SEC Rule 15c3-3(k)(2)(i). The Company does not hold customer funds or securities.

February 23, 2011

/s/ Michael F. Cronin
_____

Michael F. Cronin
Certified Public Accountant
NY, FL
Rochester, New York

Schedule I
Paramax Securities, LLC
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
As of December 31, 2010

COMPUTATION DATE:		**12/31/2010**
Net Capital Requirement, the Greater of:		$5,000
	1/8 of Aggregate Indebtedness $0	
	Minimum Dollar Requirement $5,000	
Net Capital		$73,745
Excess (Deficiency) Net Capital:		$68,745
Aggregate Indebtedness:		$0
Excess Net Capital @ 1,000% (Net Capital, less 10% Aggregate Indebtedness)		$73,745
Ratio of Aggregate Indebtedness to Net Capital:		$0
Ratio of Subordinated Indebtedness to Debt/Equity Total:		N/A
120% of Required Net Capital		$6,000
Net Capital in Excess of 120% of Required Net Capital		$67,745

Total Assets		$73,745
	Less: Total Liabilities	$0
Net Worth		$73,745
	Deductions from and/or charges to Net Worth:	
	Prepaid Expense	$0
	Total Deductions from Net Worth	$0
Net Capital before haircuts on securities positions		$73,745

Haircuts on securities:	Certificates of Deposit and Commercial Paper	$0
	U.S. and Canadian government obligations	$0
	State and municipal government and obligations	$0
	Corporate obligations	$0
	Stock and warrants	$0
	Options	$0
	Arbitrage	$0
	Other Securities	$0
	Other Positions	$0
	Undue Concentration	$0

Total haircuts of securities	$0

Net Capital $73,745

Note: The above computation does not differ from the computation of net capital under Rule 15c3-1 as of December 31, 2010 as filed by Paramax Securities, LLC on Form X-17A-5. Accordingly, no reconciliation is deemed necessary.

Michael F. Cronin
Certified Public Accountant

Paramax Corporation – single member
Paramax Securities, LLC
Williamsville, New York

In planning and performing our audit of the financial statements of Paramax Securities, LLC (the Company), as of and for the years ended December 31, 2010 in accordance with auditing standard generally accepted in the United States of America, I considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I do not express an opinion of the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because of the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures to referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal

control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

My consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

I understand that practices and procedures that accomplish that objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, I believe that the Company's practices and procedures, as described in the second paragraphs of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the SEC, FINRA, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

February 23, 2011

/s/ Michael F. Cronin

Michael F. Cronin
Certified Public Accountant
NY, FL
Rochester, New York

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

Michael F. Cronin
Certified Public Accountant
Rochester, New York

Paramax Corporation – single member
Paramax Securities, LLC
Williamsville, New York

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2010, which were agreed to by Paramax Securities, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC solely to assist you and the other specified parties in evaluating Paramax Securities, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Paramax Securities, LLC's management is responsible for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences;

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you. This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

February 23, 2011

/s/ Michael F. Cronin

Michael F. Cronin
Certified Public Accountant
NY, FL